SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events

On June 7, 2016, Vascular Biogenics Ltd. issued the press release “VBL Therapeutics to Present Today at the 2016 BIO International Convention.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207250).

Exhibits

99.1	Vascular Biogenics Ltd. Press Release: VBL Therapeutics to Present Today at the 2016 BIO International Convention.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: June 7, 2016	By:	/s/ Dror Harats
Name: Dror Harats
Title: Chief Executive Officer

EXHIBIT INDEX

99.1	Press Release: VBL Therapeutics to Present Today at the 2016 BIO International Convention

Exhibit 99.1

VBL Therapeutics to Present Today at the 2016 BIO International Convention

•	Dror Harats, CEO will discuss ASCO newly-reported VB-111 Clinical data in Ovarian Cancer and rGBM

TEL AVIV, Israel, June 7, 2016 – VBL Therapeutics (NASDAQ:VBLT), announced that Chief Executive Officer, Dror Harats, M.D., will provide a clinical and business overview today at the 2016 BIO International Convention, which takes place at the Moscone Center, San Francisco, CA. The presentation will include new clinical results just presented at the 2016 American Society of Clinical Oncology (ASCO) annual meeting.

At ASCO, VBL reported yesterday results from a Phase 1/2 trial of VB-111 in patients with recurrent platinum resistant ovarian cancer. The data demonstrate a median overall survival of 810 days in the VB-111 therapeutic dose arm, versus 172 days in the low dose arm, a result that was statistically significant. There was also a durable doubling in the response rate, as measured by a reduction in the CA-125 biomarker, compared to historical rates of Avastin® (bevacizumab) plus chemotherapy in ovarian cancer. Durable RECIST responses and disease stabilizations were also observed. An immunotherapeutic effect was also observed in biopsies taken from patients. H&E and immunohistochemistry staining showed regions of apoptotic cancer cells and cytotoxic CD8 T-cells following treatment with VB-111.

In addition, VBL reported at ASCO new data comparing Phase 2 clinical outcomes with VB-111 with pooled data from 8 studies that investigated Avastin in recurrent glioblastoma (rGBM). In the Phase 2 VB-111 trial, the median overall survival of patients who received continuous exposure of VB-111 in combination with Avastin was 59 weeks. This is compared to 32 weeks in the pooled data from the 8 studies in the meta-analysis (p= 0.0295 Hazard Ratio 0.62, 95% CI: 0.40-0.96). Median survival ranged from 26.0 weeks to 45.7 weeks in the meta-analysis. Overall survival at 12 months for patients on continuous exposure of VB-111 was 57%, compared with 24% overall survival (range 16% - 38%) for the pooled data (p= 0.03).

2016 BIO International Convention Presentation Details:

Presentation Date:	Tuesday, June 7th
Presentation Time:	7:15 PM EDT / 4:15 PM PDT
Presentation Room:	Room 2
Presenter:	Dror Harats, MD, CEO, VBL Therapeutics
Webcast: http://www.veracast.com/webcasts/bio/internationalconvention2016/01234284636.cfm

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. VB-111 is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >170 cancer patients and we have observed its efficacy signals in an ”all comers“ Phase 1 trial as well as in three tumor-specific Phase 2 studies. The mechanism of VB-111 combines blockade of tumor vasculature with an anti-tumor immune response. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor. VB-111 is currently being studied in a Phase 3 pivotal trial for Recurrent Glioblastoma (rGBM) and in Phase 2 trials for Ovarian Cancer and Thyroid Cancer. The GLOBE trial for rGBM is being conducted under an FDA Special Protocol Assessment (SPA), and VB-111 has obtained fast track and Orphan designations.

Forward Looking Statements:

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of VB-111 and its therapeutic potential and clinical results, including statements related to the Phase 3 pivotal trial for rGBM. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Avastin® is a registered trademark of Genentech Inc.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979